Contact

www.linkedin.com/in/jonwuebben
(LinkedIn)
www.contentlaunch.com
(Company)

Top Skills

Content Marketing
SEO copywriting
SMO

Jon Wuebben

CEO, ContentLaunch | Author, Future Marketing | Content Marketing Software | Marketing Keynote Speaker
Carlsbad, California, United States

Summary

I'm the Founder & CEO of Content Launch, the first complete content marketing software built for digital agencies and small/medium sized businesses (SMB's). Cloud based and intuitive, the application enables you to plan, create, launch and measure content, helping you connect with your online audience and positively impact engagement and sales. Content Launch also offers content writers to assist with creating compelling content for your target market. Our content marketing platform integrates seamlessly with Hubspot and Wordpress.

I am the author of the 2017 book, "Future Marketing: Winning in the Prosumer Age". To find out more, please visit: http://www.futuremarketingbook.com. I am also the author of, "Content is Currency: Developing Powerful Content for Web & Mobile" and "Content Rich: Writing Your Way to Wealth on the Web".

I regularly speak on the topics of content marketing, the future of marketing and entrepreneurship to groups all over the country.
I have spoken at events such as the Online Marketing Summit, SXSW, Content Marketing World, New Media Expo and for a number of business groups, associations and large corporations. To find out more about my speaking topics, or book me for an event: http://futuremarketingbook.com/speaking/

I am a former adjunct professor of Entrepreneurship and Business 101 at two local community colleges (Miracosta College and Miramar College). Served from 2010-2013.

If your company is exploring content marketing software platforms or need a speaker for an upcoming marketing event, get in touch with me directly at: jon@contentlaunch.com

Specialties: Content Marketing Software, Content Writing, Content Strategy, Entrepreneurship

Experience

Content Launch
Founder & CEO
November 2003 - Present (18 years 11 months)
Carlsbad, CA

ContentLaunch is the first complete content marketing software built for digital agencies and small and medium sized businesses (SMB's). The application enables you to plan, create and distribute any type of content, helping you to connect with your online audience and positively impact engagement and sales. It provides full content creation tools, dynamic, web based editorial calendars, distribution to ten integrated platforms and the ability to connect with industry influencers to amplify your content. Our agency version provides the ability to create client accounts under a main parent account and full client communication within the application. The platform also includes the features important for the large enterprise, including content workflow tools and content version control. In addition, ContentLaunch offers 150 expert content writers inside the platform to assist with creating compelling content for your target market

San Diego Consulting Group
Senior Director, Content Marketing & Content Strategy
April 2020 - Present (2 years 6 months)
San Diego, California, United States

Management Consulting Firm specializing in: Sales, Marketing, Product Development and Business Development of digital transformation solutions including: IoT Serverless PaaS Software, App Dev, Edge Hardware and AR/VR solutions.

Education

Thunderbird School of Global Management
 · (1997 - 1999)

California State University, Chico
BS, Business Management · (1992 - 1993)

Ohlone College
· (1991 - 1991)

Palomar College
· (1989 - 1991)

Rancho Buena Vista High School
· (1987 - 1989)